UNITED STATES
                        SECURITES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                                Amendment No. 1


                        Cadus Pharmaceutical Corporation
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   127639 10 2
                                   -----------
                                 (CUSIP Number)


                                December 31, 2002
              ----------------------------------------------------
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" For the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject To the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127639 10 2               13G                        Page 2 of 8 Pages


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFACTION NO. OF ABOVE PERSON
          Name  Lakeshore Capital, Inc.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
--------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER

            NUMBER OF              0
                             ---------------------------------------------------
              SHARES         6.    SHARED VOTING POWER

           BENEFICIALLY            551,240 Shares of Common Stock
                             ---------------------------------------------------
             OWNED BY        7.    SOLE DISPOSITIVE POWER

               EACH                0
                             ---------------------------------------------------
            REPORTING        8.    SHARED DISPOSITIVE POWER
              PERSON
               WITH                See Row 6 above
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRENSENTED BY AMOUNT IN ROW (9)
          Approximately 4.1% as of the date of filing of this statement (based on 13,144,040 Shares of Common Stock issued and outstanding as of October 31, 2002)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*
          CO, IA
--------------------------------------------------------------------------------

CUSIP No. 127639 10 2               13G                        Page 3 of 8 Pages


--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFACTION NO. OF ABOVE PERSON
          Name  Aqua Fund L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
--------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER

            NUMBER OF              0
                             ---------------------------------------------------
              SHARES         6.    SHARED VOTING POWER

           BENEFICIALLY            228,100 Shares of Common Stock
                             ---------------------------------------------------
             OWNED BY        7.    SOLE DISPOSITIVE POWER

               EACH                0
                             ---------------------------------------------------
            REPORTING        8.    SHARED DISPOSITIVE POWER
              PERSON
               WITH                See Row 6 above
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   11.    PERCENT OF CLASS REPRENSENTED BY AMOUNT IN ROW (9)
          Approximately 1.7% as of the date of filing of the statement (based on 13,144,040 Shares of Common Stock issued and outstanding as of October 31, 2002)
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

CUSIP No. 127639 10 2               13G                        Page 4 of 8 Pages

--------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFACTION NO. OF ABOVE PERSON
          Name  Jay D. Johnson
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY

--------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION

          Illinois
--------------------------------------------------------------------------------
                             5.    SOLE VOTING POWER

            NUMBER OF              0
                             ---------------------------------------------------
              SHARES         6.    SHARED VOTING POWER

           BENEFICIALLY            663,140 Shares of Common Stock
                             ---------------------------------------------------
             OWNED BY        7.    SOLE DISPOSITIVE POWER

               EACH                0
                             ---------------------------------------------------
            REPORTING        8.    SHARED DISPOSITIVE POWER
              PERSON
               WITH                See Row 6 above
--------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See Row 6 above
--------------------------------------------------------------------------------
   10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   11. PERCENT OF CLASS REPRENSENTED BY AMOUNT IN ROW (9) Approximately 5.0% as of the date of filing of this statement (based on 13,144,040 Shares of Common Stock issued and outstanding as of October 31, 2002).
--------------------------------------------------------------------------------
   12.    TYPE OF REPORTING PERSON*
          IN, IA
--------------------------------------------------------------------------------

CUSIP NO 127639 10 2                13G                        Page 5 of 8 pages



ITEM 1 (a).       NAME OF ISSUER:

                  Cadus Pharmaceutical Corporation


ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  767 Fifth Avenue
                  New York, New York  10153

ITEM 2 (a).       NAME OF PERSON FILING

                  This schedule 13G is being filed on behalf of the following persons:

                  (i)      Lakeshore Capital, Inc.
                  (ii)     Aqua Fund L.P.
                  (iii)    Jay D. Johnson


ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business office of the persons comprising the group filing this Schedule 13G is located at 525 Buckingham Place, Downers Grove, IL 60516


ITEM 2 (c).       CITIZENSHIP:

                  Lakeshore Capital, Inc.
                  Illinois Corporation

                  Aqua Fund L.P.
                  Illinois Limited Partnership

                  Jay D. Johnson
                  U.S. Citizen

CUSIP NO 127639 10 2                13G                        Page 6 of 8 pages




ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.01 par value

ITEM 2 (e).       CUSIP Number:

                  127639 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

                      (a)  [ ]   Broker or dealer registered under Section 15 of
                                the Exchange Act;
                      (b)  [ ]   Bank as defined in Section 3(a)(6) of the
                                  Exchange Act;
                      (c)  [ ]   Insurance company as defined in Section
                                 3(a)(19) of the Exchange Act;
                      (d)  [ ]   Investment company registered under Section 8
                                 of the Investment Company Act;
                      (e)  [ ]   An Investment advisor in accordance with Rule
                                 13d-1(b)(1)(ii)(E);
                      (f)  [ ]   An employee benefit plan or endowment fund in
                                 accordance with Rule 13d-1(b)(1)(ii)(F);
                      (g)  [ ]   A parent holding company or control person in
                                 accordance in Rule 13d-1(b)(ii)(G);
                      (h)  [ ]   A savings association as defined in Section
                                 3(b) of the Federal Deposit Insurance Act;
                      (i)  [ ]   A church plan that is excluded from the
                                 definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act;
                      (j)  [ ]   Group, in accordance with Rule
                                 13d-1(b)(1)(ii)(J).




                      If this statement is filed pursuant to Rule 13d-1(c),
                      check this box.                                        [X]

CUSIP NO 127639 10 2                13G                        Page 7 of 8 pages



ITEM 4.  OWNERSHIP:

(a)      Amount beneficially owned: 663,140 Shares of Common Stock

(b)      Percent of Class: Approximately 5.0% (based on 13,144,040 Shares of
                           Common Stock issued and outstanding as of October 31, 2002)

(c)      Number of shares as to which such person has:

         (i)     sole power to vote or to direct the vote:   0

         (ii)    shared power to vote or to direct the vote: See item (a) above.

         (iii)   sole power to dispose or to direct the disposition of:   0

         (iv)    shared power to dispose or to direct the disposition of:
                 See item (a) above.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OF LESS OF THE CLASS:

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Accounts managed on a discretionary basis by Lakeshore Capital, Inc. or Jay D. Johnson are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such account holds more than 5 percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF TH SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable

ITEM 10. CERTIFICATION:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 13, 2003

         LAKESHORE CAPITAL, INC.
         By: Jay D. Johnson, its President

               By: /s/ Jay D. Johnson
                   ----------------------------
                   Jay D. Johnson
                   President

         AQUA FUND L.P.
         By: Lakeshore Capital, Inc.,  its general partner

               By: /s/ Jay D. Johnson
                   ----------------------------
                   Jay D. Johnson
                   President

         JAY D. JOHNSON

               By: /s/ Jay D. Johnson
                   ----------------------------
                   Jay D. Johnson